Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 17, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement will be filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on March 17, 2004.

NEWS RELEASE

Media Contact:	Investor Contact:
Gia L. Oei, 603-929-2489	Carolyn Miller, 603-929-2381
E-mail: Gia.Oei@nh.fishersci.com	E-mail: Carolyn.Miller@nh.fishersci.com

Fisher Scientific International and Apogent Technologies
to Combine in $3.7 Billion Transaction;

Combination Provides Fisher Scientific with a
$1.1 Billion Footprint in Life-Science Market;

Expands Fisher’s Portfolio of Proprietary Products and Increases Margins;

Fisher Expects Synergies of Up to $100 Million;
Transaction 4 to 5 Percent Accretive to Fisher in 2005

HAMPTON, N.H. and PORTSMOUTH, N.H., March 17, 2004 — Fisher Scientific International Inc. (NYSE: FSH) and Apogent Technologies Inc. (NYSE: AOT) announced today that the boards of directors of both companies have unanimously approved a definitive merger agreement to combine the two companies. This strategic combination significantly bolsters Fisher’s proprietary-product portfolio and provides the company with a $1.1 billion footprint in the high-growth life-science market.

As a result of the transaction, Fisher Scientific will benefit from substantially increased cash flow and financial flexibility to pursue additional growth opportunities. Through combined product-development efforts, an enhanced global presence and strengthened service capabilities, Fisher will be uniquely positioned to provide its customers with innovative products and services.

Under the terms of the merger agreement, Apogent shareholders will receive tax-free 0.56 shares of Fisher Scientific’s common stock for each share of Apogent common stock they own. Based on Fisher’s closing price of $52.32 per share on March 16, 2004, this transaction would have a value of $29.30 per Apogent share. The combined company would have pro forma 2004 full-year revenues of approximately $5.1 billion and an enterprise value of approximately $9 billion, including $2.7 billion of net debt. Upon completion of the transaction, Fisher’s shareholders would own approximately 57 percent of the combined company, and Apogent’s shareholders would own approximately 43 percent. The companies anticipate that the transaction will be completed early in the third quarter of the 2004 calendar year.

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Fisher Scientific and Apogent Technologies to Combine in $3.7 Billion Transaction — 2

As a result of the combination, Fisher Scientific anticipates it will achieve synergies of approximately $55 million in 2005 and up to $100 million on an annualized basis by year-end 2006. Following the merger, Fisher expects earnings per share (EPS) will be $2.75 to $2.87 in 2004 and $3.45 to $3.65 in 2005, which is 4 percent to 5 percent accretive in 2005. The EPS estimates are based on 94.5 million and 122.0 million diluted shares outstanding in 2004 and 2005, respectively.

“Today’s announcement represents a major strategic milestone for our company and will create a more integrated and efficient global supply network for our customers,” said Paul M. Montrone, chairman and chief executive officer of Fisher Scientific. “With Apogent Technologies, Fisher Scientific has further enhanced its position in the life-science, scientific-research and clinical-lab markets and created a stronger platform for growth. Joining forces with Apogent enables Fisher to create efficiencies for our customers and value for our shareholders.”

Fisher Scientific Vice Chairman Paul M. Meister added, “This transaction expands our portfolio of proprietary consumable products, which creates revenue growth opportunities, enhances our margins and drives earnings growth. Notably, the combined company will also generate significant free-cash flow, which will enable us to continue pursuing high-growth opportunities that benefit our shareholders.”

“Fisher is an industry leader and a company that we know well,” said Frank H. Jellinek, Jr., president and chief executive officer of Apogent Technologies Inc. “Apogent’s customers, employees and shareholders have a very attractive opportunity to participate in the exciting potential created by the combination of these two businesses.”

Strategic Benefits

The combination of Fisher Scientific and Apogent Technologies will result in several strategic benefits, including providing Fisher with an enhanced:

•	Life-science market position. Fisher’s life-science footprint will grow by more than 50 percent to $1.1 billion as a result of this combination. Apogent’s Remel business complements Fisher’s previously announced Oxoid acquisition, and the combination creates a $275 million microbiology unit. In addition, Apogent’s wide range of consumable products for protein-based research and other drug-discovery applications enhances Fisher’s life-science portfolio.

•	Biopharma-production and diagnostic-reagent offering. The combination of Apogent Technologies and Fisher Scientific strengthens Fisher’s position in biopharma-production and diagnostic-reagents.

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Fisher Scientific and Apogent Technologies to Combine in $3.7 Billion Transaction — 3

•	Global market presence. Apogent has manufacturing operations throughout the world that will complement and enhance Fisher’s existing worldwide distribution and supply network. In addition, the combination with Apogent more than doubles Fisher’s team of technically trained sales specialists.

Financial Benefits

The companies anticipate that the transaction will result in several key financial benefits, including:

•	Enhanced margins. As a result of this transaction, Fisher expects higher-margin, proprietary products to increase from 50 percent to approximately 60 percent of its total annual sales. Fisher projects that operating margins will increase and be in the range of 10.5 percent to 10.7 percent in 2004 and 13.3 percent to 13.5 percent in 2005.

•	Synergy opportunities. Fisher Scientific expects to achieve approximately $55 million of cost savings and other benefits in 2005. Fisher believes that the potential annual synergies could reach $100 million on an annualized basis by the end of 2006. These synergies will come from, among other things, manufacturing rationalization and facility consolidations.

•	Revenue growth. Fisher Scientific believes that Apogent’s revenue growth will be enhanced as a result of the combination with Fisher. For 2004, Fisher expects revenue growth of approximately 27.5 percent to 29.5 percent, with approximately 14.0 points of this growth from its combination with Apogent. For 2005, Fisher expects revenue growth of approximately 19.0 percent to 21.0 percent, with 11.5 points of this growth from its combination with Apogent.

•	Earnings growth. Excluding estimated one-time costs in 2004 and 2005 of $175 million related to inventory step-up amounts, merger expenses, restructuring and other integration costs, Fisher expects the transaction to be neutral to 2004 EPS and 15 cents accretive in 2005.

	2004	2005
Earnings per share	$2.75 to $2.87	$3.45 to $3.65
Diluted share count	94.5 million	122.0 million

•	Strong operating cash flow. Fisher Scientific anticipates cash flow from operations will total $510 million to $540 million in 2005, as a result of the transaction announced today. Free-cash flow, defined as cash from operations less capital expenditures, in 2005 is expected to be approximately $380 million to $410 million. The increased financial flexibility will enhance Fisher’s ability to pursue strategic growth opportunities.

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Fisher Scientific and Apogent Technologies to Combine in $3.7 Billion Transaction — 4

Management

Upon closing of the transaction, the following Fisher Scientific officers will continue to serve in their current positions: Paul M. Montrone, as chairman and chief executive officer of Fisher, Paul M. Meister, as vice chairman, and David T. Della Penta, as president and chief operating officer. In addition, Frank H. Jellinek, Jr., president and chief executive officer of Apogent Technologies, will serve as chairman emeritus of Fisher.

At the close of the transaction, four of Fisher Scientific’s current directors will continue to serve on its board along with Mr. Montrone and Mr. Meister. Additionally, four members of the Apogent Technologies board of directors, including Mr. Jellinek, will join Fisher’s board, increasing it to 10 directors.

Fisher Scientific has a strong track record of successfully executing strategic transactions. Since 1991, the company has completed 36 acquisitions with more than $2 billion in revenues. Given the complementary nature of the businesses and the solid management teams at both companies, Fisher and Apogent expect to realize the benefits of this transaction quickly and efficiently.

Upon closing of the transaction, the combined company will be called Fisher Scientific International Inc. and will be headquartered in Hampton, N.H.

Approvals

The merger is subject to the approval of the shareholders of both Fisher Scientific and Apogent Technologies, as well as customary regulatory approvals.

Advisors

Goldman, Sachs & Co. and Lazard Freres & Co. LLC acted as financial advisors to Fisher Scientific, and Skadden, Arps, Slate, Meagher & Flom LLP provided legal counsel. Lehman Brothers Inc. acted as financial advisors to Apogent, and Simpson Thacher & Bartlett LLP and Quarles & Brady LLP provided legal counsel.

Live Conference Call and Webcast with Presentation Slides at 10 a.m. EST today

Fisher Scientific and Apogent will host a live conference call and webcast with investment analysts and shareholders at 10 a.m. Eastern Standard Time (EST) today to provide more information on this announcement and respond to any questions. The webcast will also be accompanied by slides and can be accessed at www.fisherscientific.com.

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Fisher Scientific and Apogent Technologies to Combine in $3.7 Billion Transaction — 5

Conference Call Details

Dial-in:	800-299-8538	Domestic
	617-786-2902	International
	Passcode:	27262348

Replay dial-in:	888-286-8010	Domestic
	617-801-6888	International
	Passcode:	68039703

The replay will be available for two weeks following the conference call.

Webcast:	Log onto www.fisherscientific.com at least 15 minutes prior to the call to provide enough time to download any necessary software. The webcast will be listen-only, and will be archived until April 17.

About Fisher Scientific International Inc.

As a world leader in serving science, Fisher Scientific International Inc. (NYSE: FSH) offers more than 600,000 products and services to more than 350,000 customers located in approximately 145 countries. Fisher’s customers include pharmaceutical and biotech companies; colleges and universities; medical-research institutions; hospitals and reference labs; quality-control, process-control and R&D labs in various industries; as well as government and first responders. As a result of its broad product offering, electronic-commerce capabilities and integrated global logistics network, Fisher serves as a one-stop source of products, services and global solutions for its customers. The company primarily serves the scientific-research, clinical-laboratory and safety markets. Additional information about Fisher is available on the company’s Web site at www.fisherscientific.com.

About Apogent Technologies Inc.

Apogent is a diversified worldwide leader in the design, manufacture, and sale of laboratory and life-science products essential for healthcare diagnostics and scientific research. Apogent’s companies are divided into two business segments for financial reporting purposes: Clinical Group and Research Group.

Forward-looking Statements

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include (1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update information contained in this news release except as required by law.

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Fisher Scientific and Apogent Technologies to Combine in $3.7 Billion Transaction — 6

Additional Information About the Merger and Where to Find it

In connection with the proposed merger, Fisher Scientific and Apogent Technologies will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s Web site at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, 1 Liberty Lane, Hampton, NH 03842, or from Fisher’s Web site at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801, or from Apogent’s Web site at www.apogent.com. Such documents are not currently available. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the proxy statement for Fisher’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on April 10, 2003. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on Dec. 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

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FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these